Rule 424(b)(3)

                                             Registration Statement No. 33-95730



                                   PROSPECTUS

                                 919,462 SHARES

                               HORIZON GROUP, INC.
                                  COMMON STOCK

                            PAR VALUE $.01 PER SHARE


         This Prospectus relates to 919,462 outstanding shares (the "Resale Shares") of common stock, par value $.01 per share ("Common Stock"), of Horizon Group, Inc., a Michigan corporation ("Company"), held by an affiliate of the Company.

         The Resale Shares may hereafter be offered or sold from time to time for the account of the person named under the caption "Selling Shareholder" on the New York Stock Exchange, other stock exchanges, or otherwise, at prices and on terms then obtainable, in broker's transactions, special offerings, exchange distributions, negotiated transactions, block transactions, or otherwise. (See "Selling Shareholder" and "Plan of Distribution.") The Company will not realize any proceeds from any sale of the Resale Shares.

         The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol HGI. On May 29, 1997, the last reported sale price of Common Stock on the New York Stock Exchange was $13.00.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
   UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

   THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED
                        THE MERITS OF THIS OFFERING. ANY
                   REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                  THE DATE OF THIS PROSPECTUS IS JUNE 2, 1997.

                              AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with the Securities and Exchange Commission (the "Commission") covering the Resale Shares. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is: http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange ("NYSE") and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, OR INCORPORATED IN IT BY REFERENCE, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.

         ALL DOCUMENTS THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS BUT WHICH ARE NOT DELIVERED HEREWITH ARE AVAILABLE WITHOUT CHARGE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN) UPON REQUEST FROM HORIZON GROUP, INC., ATTENTION: SECRETARY, 5000 HAKES DRIVE, NORTON SHORES, MICHIGAN 49441.

                      INFORMATION INCORPORATED BY REFERENCE
                               IN THIS PROSPECTUS

         The following documents filed with the Commission by the Company pursuant to the Exchange Act are hereby incorporated by reference in this
Prospectus:

                  (a) The Company's Annual Report on Form 10-K (File No. 1-12424) for the fiscal year ended December 31, 1996.


                  (b) The Company's Quarterly Report on Form 10-Q (File No. 1-12424) for the quarter ended March 31, 1997.

                  (c) The Company's Current Report on Form 8-K (File No. 1-12424) dated February 26, 1997.

                  (d) Description of the Company's Common Stock, par value $.01 per share, contained in the Company's registration statement on Form 8-A dated October 28, 1993.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Resale Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

         Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED BY REFERENCE, CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. FORWARD-LOOKING STATEMENTS ARE INHERENTLY SUBJECT TO RISKS AND UNCERTAINTIES, MANY OF WHICH CANNOT BE PREDICTED WITH ACCURACY AND SOME OF WHICH MIGHT NOT EVEN BE ANTICIPATED. FUTURE EVENTS AND ACTUAL RESULTS, FINANCIAL AND OTHERWISE, MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" INCORPORATED BY REFERENCE IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996, AND THE COMPANY'S QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 1997, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                   THE COMPANY

         The Company is one of the largest developers, owners and operators of outlet centers in the United States. As of December 1, 1996, the Company owned and operated 37 outlet centers containing an aggregate of approximately 9.4 million square feet of total gross leasable area

("GLA") located in 20 states.

         Since its inception in 1984, the Company and its predecessors have acquired or developed outlet centers containing over 9.4 million square feet of GLA and have developed 34 of its 37 existing centers. Commencing with its taxable year ended December 31, 1994, the Company has elected to be a treated as a real estate investment trust ("REIT") for federal income tax purposes and the Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code of 1986 (the "Code"). The Company intends to continue to operate in the manner required to continue to be taxed as a REIT. The Company is self-administered and self-managed.

         The Company's properties are held by, and all of the Company's operations are conducted through Horizon/Glen Outlet Centers Limited Partnership, a Delaware limited partnership (the "Operating Partnership"). The Company is the general partner of the Operating Partnership and owns approximately 81.6% of the units of partnership interest (the "Units") of the Operating Partnership outstanding as of December 31, 1996. The Units are redeemable, subject to certain limitations to protect the Company's status as a REIT, into shares of Common Stock of the Company on a unit-for-share basis.

         The Company has grown, and plans to continue to grow, through (i) developing new and expanding existing outlet centers and other retail concepts,
(ii) selectively acquiring outlet centers, portfolios and other retail concepts,
(iii) actively managing its portfolio to maintain occupancies, increase rents, reduce occupancy costs and increase tenant sales, (iv) utilizing an asset management approach to property operations which includes intensive advertising and promotional efforts, and maintaining a capital structure that facilitates growth.

         The Company's executive offices are located at 5000 Hakes Drive, Norton Shores, Michigan 49441, and its telephone number is (616) 798-9100.


                           DESCRIPTION OF COMMON STOCK

         The following paragraphs summarize certain provisions of Michigan law and the Company's Articles of Incorporation and Bylaws. The summary of the terms of the Common Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company.

GENERAL

         The Articles of Incorporation of the Company provide that the Company may issue up to 60,000,000 shares of capital stock of the Company, consisting of
(i) 47,000,000 shares of Common Stock, par value $.01 per share, (ii) 3,000,000 shares of Preferred Stock, par value $.01 per share, and (iii) 10,000,000 shares of Excess Stock, par value $.01 per share. As of

May 8, 1997, there were 23,813,203 shares of Common Stock issued and outstanding.

COMMON STOCK

         All of the Common Stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other stock or series of stock and to the provisions of the Company's Articles of Incorporation regarding conversion of Common Stock into Excess Stock, holders of Common Stock will be entitled to receive distributions if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share according to the shareholders' respective rights and interests, in the assets of the Company legally available for distribution to its shareholders in the event of its dissolution after payment of, or adequate provision for, all known debts and liabilities of the Company.

         Subject to the provisions of the Articles of Incorporation regarding conversion of Common Stock into Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of Stock, the holders of such Common Stock will possess the exclusive voting power of the Company.

         Holders of Common Stock have no conversion rights, sinking fund rights, redemption rights, exchange rights, dividend rights, liquidation preferences or preemptive rights to subscribe for any securities of the Company.

         Subject to the provisions of the Articles of Incorporation regarding conversion of Common Stock into Excess Stock, shares of a particular class of issued Common Stock will have equal dividend, distribution, liquidation, voting and other rights.

         Pursuant to the Michigan Business Corporation Act, as amended (the "MBCA"), a Michigan corporation generally cannot dissolve, merge or sell all or substantially all of its assets outside the ordinary course of business unless approved by the affirmative vote of shareholders holding a majority of the shares entitled to vote on the matter. The MBCA also provides that a Michigan corporation cannot amend its articles of incorporation unless approved by the affirmative vote of shareholders holding a majority of the shares entitled to vote unless a larger percentage is set forth in the corporation's articles of incorporation.

         The Company's Articles of Incorporation provide that they may generally be amended by the affirmative vote of holders of not less than a majority of the Common Stock then outstanding and entitled to vote thereon, although certain specified provisions thereof, such as those pertaining to the removal of directors, related party transactions, restriction on ownership of Common Stock, limitation of director liability, indemnification, merger consolidation, dissolution or sale of substantially all of the Company's assets and certain reorganizations of the Company, may only be amended, altered or repealed by the affirmative vote of holders of not less than two-thirds of the Common Stock then outstanding and entitled to vote thereon. Notwithstanding the foregoing, the Articles of Incorporation provide that, subject to the provisions of any class or series of Stock at the time outstanding and subject to approval by the affirmative vote of the holders of not less than a majority of the Stock outstanding and entitled to vote thereon, the Board of Directors has the power to cause the organization of an entity to take over the property of the Company and to carry on the Company's affairs, to merge the Company into such entity and to thereupon terminate the Company.

         The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

RESTRICTIONS ON TRANSFER AND OWNERSHIP OF COMMON STOCK

         For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), for all years after the last taxable year in which it elects to be taxed as such, (i) not more than 50% in number or value of its outstanding capital stock ("Stock") may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year and (ii) the Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the Board of Directors currently believes it will be essential for the Company to continue to qualify as a REIT under the Code, the Board of Directors has adopted provisions of the Articles of Incorporation imposing restrictions on the transfer and ownership of Stock.

         The Articles of Incorporation generally prohibit any shareholder from having beneficial ownership, either directly or by virtue of the Code's applicable attribution rules, of more than 7% in value of the Company's outstanding Stock (the "Ownership Limit"). Subject to certain limitations, the directors may increase the Ownership Limit from time to time. Certain persons have been designated "Existing Holders," and the directors may designate additional persons as "Existing Holders" from time to time. An Existing Holder is not subject to the Ownership Limit. Instead, the Articles of Incorporation establish rules for determining the maximum percentage of outstanding Stock, in number or value, of which any particular Existing Holder may have beneficial ownership, either directly or by virtue of the Code's applicable attribution rules, at any particular time (the "Existing Holder Limit").

         The ownership restrictions contained in the Articles of Incorporation
(i) prohibit any person who is not an Existing Holder from having beneficial ownership of Stock, either directly or by virtue of the applicable attribution rules, in excess of the Ownership Limit, (ii) prohibit any Existing Holder from having beneficial ownership of Stock, either directly or by virtue of the applicable rules, in excess of the applicable Existing Holder Limit, (iii) prohibit the Stock from being owned by less than 100 persons, and (iv) prohibit the Company from being "closely held" within the meaning of Section 856(h) of the Code (collectively, "Ownership Restrictions"). If the

Ownership Restrictions are violated by a sale or transfer, such sale or transfer is void AB INITIO unless the Company determines such sale or transfer will not jeopardize the Company's status as a REIT or agrees to increase the applicable Ownership Limit or Existing Holder Limit, but in no event will such limits be increased if such increase would create the possibility that five or fewer persons could own more than 49.9% of the outstanding shares. Any person who purports to transfer or proposes to transfer shares in violation of the Ownership Restrictions is required to immediately give written notice to the Company of such event or proposed event in order for the Company to determine the effect of such event or proposed event on the Company's status as a REIT.

         In the absence of appropriate safeguards, certain events could result in a violation of the Ownership Restrictions ("Triggering Events"). Thus, the Company's Articles of Incorporation provide that, upon the occurrence of a Triggering Event, certain shares of Common Stock or Preferred Stock may automatically be converted into Excess Stock. All Excess Stock will be deemed to be owned by the Company as trustee for the exclusive benefit of the person to whom they are ultimately transferred, and the person who would otherwise be the owner of the shares converted into such Excess Stock shall have no rights to or in such shares of Excess Stock other than the right, subject to certain limitations, to designate the person to whom such Excess Stock is to be transferred. All shares of Excess Stock shall be deemed to have been offered for sale to the Company or its designee at a price per share equal to the lesser of
(i) the price in the transaction that results in the exchange of Common Stock or Preferred Stock into Excess Stock, or (ii) the Fair Market Value (which is defined in the Articles of Incorporation by reference to the average closing sale price of Common Stock as reported on the New York Stock Exchange) for the five trading days immediately prior to the date upon which the Company or a designee accepts such offer. Unless and until any Excess Stock shall have been so transferred or redeemed, such Excess Stock shall remain Excess Stock, and shall not confer upon any person any voting rights, dividend rights or other distribution rights. Limitations are imposed on the amount of consideration which a person may receive for designating the third party to whom Excess Stock is to be transferred. Any person who engages in a Triggering Event is required to immediately give written notice of such event to the Company.

         All certificates representing shares of Common Stock will bear a legend referring to the Ownership Restrictions.

         All persons who have beneficial ownership, directly or by virtue of the attribution provisions of the Code, of more than 2.5% of the outstanding Stock are required to file an affidavit with the Company containing the information specified in the Articles of Incorporation within 30 days after January 1 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company such information as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

         The Ownership Restrictions will not automatically be removed from the Articles of

Incorporation even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Restrictions would require an amendment to the Articles of Incorporation. Such an amendment to the Articles of Incorporation would require the affirmative vote of holders owning not less than two-thirds of the Stock then outstanding and entitled to vote thereon. In addition to preserving the Company's status as a real estate investment trust, the Ownership Restrictions may have the effect of precluding an acquisition of control of the Company without the approval of the directors.


                               SELLING SHAREHOLDER

         The Resale Shares may be offered from time to time for the account of Jeffrey A. Kerr. Until February 8, 1997, Mr. Kerr served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and until April 2, 1997, he served as a Director of the Company. The table sets forth information as of December 31, 1996 with respect to the beneficial ownership of the Common Stock by the Selling Shareholder.

SELLING SHAREHOLDER  NUMBER OF SHARES OF   NUMBER OF SHARES OF    NUMBER OF RESALE
                         COMMON STOCK       COMMON STOCK WHICH   SHARES WHICH MAY BE
                      BENEFICIALLY OWNED      MAY BE OFFERED    OWNED AFTER OFFERING
                      PRIOR TO OFFERING
Jeffrey A. Kerr           1,325,706              919,462              407,244*

* The Company has previously filed a Registration Statement under the Securities Act with the Commission relating to these shares, which Registration Statement remains effective as of the date of this prospectus.



                        FEDERAL INCOME TAX CONSIDERATIONS

         The following is a discussion of the principal material federal income tax considerations regarding the Company's Common Stock. The discussion in this section is not tax advice, is for general information only and is based on existing provisions of the Code, existing and proposed Treasury Regulations promulgated under the Code ("Treasury Regulations"); existing court decisions and rulings and other administrative rulings and interpretations.

         This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

         EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM,

HER OR IT OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK OF THE COMPANY, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

         If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their "real estate investment trust taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., at both the corporation and shareholder levels) that generally results from the use of corporations. Commencing with its taxable year ended December 31, 1994, and thereafter, the Company has elected to be treated as a REIT for federal income tax purposes and the Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code. The Company intends to continue to operate in the manner required to continue to be taxed as a REIT.

         If the Company fails to qualify as a REIT in any taxable year, however, it will be subject to federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and, therefore, the amount of cash available for distribution to its shareholders would be reduced or eliminated.

         Based upon certain representations described below, in the opinion of Rudnick & Wolfe, counsel to the Company, the Company currently is and will continue to be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation as represented by the Company will enable it to satisfy the requirements for such qualification. This opinion is conditioned upon certain representations made by the Company as to certain factual matters relating to the Company's organization and manner of operations. In addition, this opinion is based on the law existing and in effect on the date hereof. The Company's qualification and taxation as a REIT will depend upon the Company's ability to meet, on a continuing basis, through actual operating results, distribution levels and diversity of stock ownership, the various REIT qualification tests imposed under the Code. Counsel will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis.

TAXATION OF THE COMPANY

         GENERAL. If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its taxable income that is currently distributed to its shareholders. The Company may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

         An existing corporation will qualify as a REIT only if, at the close of its taxable year, it has no earnings and profits accumulated with respect to any taxable year during which it was not qualified as a real estate investment trust.

         Notwithstanding its qualifications as a REIT, the Company will be subject to federal income tax in certain circumstances. First, the Company will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, if during the 10-year period (a "Recognition Period") beginning on the first day of the first taxable year for which the Company qualified as a REIT, the Company recognizes gain on the disposition of any asset (a "Recognition Asset") held by the Company as of the beginning of such Recognition Period, then, the excess, if any, of (a) the fair market value of such Recognition Asset as of the beginning of such Recognition Period (the "Built-In Gain"), over (b) the REIT's adjusted basis in such asset as of the beginning of the Recognition Period will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations which have not yet been promulgated; provided, however, that any such gain may be offset by the amount, if any, of any losses recognized by the Company during the same taxable year on the disposition of any Recognition Asset to the extent that (x) the Company's adjusted basis in such Recognition Asset as of the beginning of such Recognition Period exceeds (y) the fair market value of such Recognition Asset upon its disposition (the "Built-In Loss"). Furthermore, the total amount of Built-In Gain that may be recognized by the Company is limited to the excess of (i) the fair market value of all of the assets of the Company as of the beginning of the Recognition Period, over (ii) the aggregate adjusted basis of such assets at such time (the "Net Unrealized Built-In Gain"). Third, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the Company's basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent the Built-In Gain on the sale of such asset exceeds any Built-In Loss arising from the disposition during the same taxable year of other assets acquired in the same transaction, such gain will be subject to tax at the highest corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain during such Recognition Period assumes the Company will make an election to obtain such tax consequences pursuant to IRS Notice 88-19. Fourth, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Fifth, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is generally real property and any personal property incident to such real property acquired as a result of a default either on a lease or on indebtedness by which such property is secured and with respect to which an appropriate election is made, except that property generally ceases to be foreclosure property after a two-year period, or earlier, in certain cases or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Sixth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Seventh, if the Company should fail to satisfy either the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the respective amounts by which the Company fails the 75% or 95% test. Eighth, if the Company fails to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

         In order to qualify as a REIT, the Company must meet, among others, the following requirements:

         SHARE OWNERSHIP TESTS. The Company's Stock must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the capital stock of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals. For purposes of this test, any Company shareholder which is a pension trust described in Section 401(a) of the Code will generally not be treated as a single shareholder; instead, each beneficiary of such trust will be treated as holding the Company Common Stock in proportion to his actuarial interest in the trust. However, a pension trust will be treated as a single shareholder for purposes of this test if one or more "disqualified persons" with respect to such trust hold in the aggregate 5% or more in value of the REIT's shares and the REIT has accumulated earnings and profits attributable to any pre-REIT period. For purposes of the foregoing rule, a disqualified person includes a fiduciary of the trust, an employer any of whose employees are covered by the plan of which the trust is a part, an employee organization any of whose employees are covered by the plan of which the trust is a part, an owner (direct or indirect) of 50% or more of an employer or employee organization referred to above and certain other affiliates as of an individual referred to above.

         In order to ensure compliance with the foregoing stock ownership tests, the Company has placed certain restrictions on the transfer of Common Stock to prevent additional concentration of stock ownership. Moreover, to evidence compliance with these requirements, under Treasury Regulations, the Company must maintain records which disclose the actual ownership of its outstanding Common Stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of Common Stock disclosing the actual owners of such Common Stock (as prescribed by Treasury Regulations). Those persons failing or refusing to comply with the Company's written demand must submit with his, her or its tax returns a similar statement disclosing the actual ownership of Common Stock and certain other information. In addition, the Company's Articles of Incorporation provide restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the ownership requirements. See "Description of Capital Stock of the Company -- Restrictions on Transfer and Ownership of Common Stock."

         ASSET TESTS. At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles). First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interest in mortgages on real property, shares in other REIT's, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, the value of securities in this class may not exceed either (i) in the case of securities of any one non-government issuer, 5% of the value of the Company's total assets or (ii) 10% of the outstanding voting securities of any one such issuer. Where the Company invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets. See "-- Tax Aspects of the Company's Investments in the Operating Partnership -- General." Accordingly, the Company's investment in properties through its interest in the Operating Partnership is intended to constitute qualified assets for purposes of the 75% asset test.

         The Operating Partnership owns 100% of the non-voting stock and 5% of the voting stock of each of HGI Management Corp. (the "HGI Management Company"), MG Third Party Services Corp. (the "MG Management Company") and certain other C corporations (the "Financing Subsidiaries") that are the sole general partners of certain financing partnerships that have entered into loan transactions with various lenders. As described above, by virtue of its partnership interest in the Operating Partnership, the Company will be deemed to own a pro rata share of the securities of each of the HGI Management Company, the MG Management Company and the Financing Subsidiaries. Because the Operating Partnership owns only 5% of the voting securities of each of the HGI Management Company, the MG Management Company and the Financing Subsidiaries, the 10% limitation on holdings of voting securities of any one issuer is not exceeded. In addition, based upon its comparison of the total estimated value of the HGI Management Company, the MG Management Company and the Financing Subsidiaries securities owned by the Operating Partnership to the estimated value of the total assets owned by the Operating Partnership and the Company, the Company believes that limitation restricting the Company's ownership of the securities of any one issuer to 5% of the value of the Company's total assets is not exceeded. Counsel for the Company, in rendering its opinion as to the qualification of the Company as a REIT, is relying on representations of the Company with respect to the value of such securities and assets. The 5% value limitation must be satisfied at the end of any quarter in which the Company acquires securities (directly or through the Operating Partnership), but also at the end of any quarter in which the Company increases its interest in each of the HGI Management Company, the MG Management Company, the Financing Subsidiaries or acquires other property. In this respect, if any partner of the Operating Partnership exercises its option to redeem or exchange Units for shares of Common Stock, the Company will thereby increase its proportionate (indirect) ownership interest in each of the HGI Management Company, the MG Management Company and the Financing Subsidiaries, thus requiring the Company to reassess its ability to meet the 5% test in any quarter in which such exchange option is exercised. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which reassessment is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the HGI Management Company, the MG Management Company or the Financing Subsidiaries.

         GROSS INCOME TESTS. There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its allocable share of income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-- Tax Aspects of the Company's Investment in the Operating Partnership -- General." The three tests are as follows:

         _ THE 75% TEST. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property.

         Rents received from a tenant will not qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

         Each of the HGI Management Company and the MG Management Company (each of which does not satisfy the independent contractor standard), as a management agent for the Operating Partnership, provide certain services with respect to properties that the Operating Partnership does not own or in which it has a partial ownership interest. The Company believes that all services provided by the HGI Management Company and the MG Management Company to the Operating Partnership are and will continue to be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of such services does not and will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests.

         _ THE 95% TEST. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.

         For purposes of determining whether the Company complies with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, it does not include a sale of property if such property is held by the Company for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See "-- Taxation of the Company -- General" and "-- Tax Aspects of the Company's Investment in the Operating Partnership -- General."

         The Company believes that, for purposes of both the 75% and 95% gross income tests, its investment in properties through the Operating Partnership will give rise to qualifying income in the form of rents, and that gains on sales of properties, or of the Company's interest in the Operating Partnership, generally will also constitute qualifying income.

         The HGI Management Company and the MG Management Company also receive fee income in consideration of the performance of property management and other services with respect to properties partially owned or not owned by the Operating Partnership; however, substantially all of the income derived by the Operating Partnership from the HGI Management Company and the MG Management Company will be in the form of dividends on the HGI Management Company stock and the MG Management Company stock owned by the Operating Partnership. Although such dividends and interest income will satisfy the 95%, but not the 75%, gross income test (as discussed above), the Company anticipates that the amount of non-qualifying income on its other investments, including such dividend and interest income, will not result in the Company failing either the 75% or 95% gross income test.

         Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, the Company will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability.

         THE 30% TEST. The Company must derive less than 30% of its gross income for each taxable year from the sale or disposition of (i) real property held for less than four years (other than foreclosure property and property disposed of in involuntary conversions); (ii) stock or securities held for less than one year; and (iii) property in a prohibited transaction. The Company believes that it will not have difficulty in complying with this test.

         ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the "REIT taxable income" of the Company (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, if during the 10-year Recognition Period, the Company recognizes gain on the disposition of any Recognition Asset held by the Company as of the beginning of such Recognition Period, then the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated in final form, to distribute to its shareholders at least 95% of the excess (after the payment of any applicable taxes), of (a) the fair market value of such Recognition Asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such Recognition Asset as of the beginning of such Recognition Period; provided, however, that any such excess amount may be offset by the amount, if any, of any losses recognized by the Company during the same taxable year on the disposition of any Recognition Asset to the extent that (x) the Company's adjusted basis in such Recognition Asset as of the beginning of such Recognition Period exceeds (y) the fair market value of such Recognition Asset upon its disposition. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed ordinary and capital gain income from prior periods, the Company would be subject to a nondeductible 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy all annual distribution requirements.

         It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at the Company's REIT taxable income. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciable property which exceeds its allocable share of cash attributable to that sale. If either of the foregoing situations arise, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 95% distribution necessary to qualify as a REIT or to avoid tax with respect to the capital gain or the excise tax imposed on certain undistributed income, the Company may find it appropriate to arrange for short-term (or possibly long-term) borrowings to pay distributions or to pay distributions in the form of taxable stock dividends.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; provided, however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

         FAILURE TO QUALIFY FOR TAXATION AS A REIT. If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporation rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether, in any circumstance, the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENT IN THE OPERATING PARTNERSHIP

         GENERAL. Substantially all of the Company's investments will be held through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of the partnership and without regard to deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership. See "Taxation of the Company -- General."

         ENTITY CLASSIFICATION. The Company's interest in the Operating Partnership involves special tax considerations, including the classification of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If the Operating Partnership is treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the asset tests and the income tests (see "-- Taxation of the Company -- Asset Tests" and "-- Gross Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "-- Taxation of the Company -- Failure to Qualify For Taxation as a REIT" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions. The Operating Partnership has not requested, and does not intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes.

TAX CONSEQUENCES OF REDEMPTION/EXCHANGE OF UNITS

         The partnership agreement of the Operating Partnership (the "Operating Partnership Agreement") provides each Unit holder (other than the Company) with the right, subject to certain limitations, to require the Operating Partnership to redeem all or a portion of his, her or its Units for an equal number of shares of Common Stock (subject to certain adjustments to prevent dilution) or, at the option of the Company, the cash equivalent of that number of shares of Common Stock. Alternatively, the Company can assume the redemption obligation of the Operating Partnership and exchange an equal number of shares of Common Stock or its cash equivalent for such Units. (A Unit holder's right to require the redemption of Units is referred to herein as the "Redemption Right").

         ASSUMPTION OF REDEMPTION OBLIGATION BY THE COMPANY. If the Company assumes and performs the redemption obligation, the Operating Partnership Agreement provides that the redemption will be treated by the Company, the Operating Partnership and the Unit holder as a sale of Units by such Unit holder to the Company. In that event, such sale will be fully taxable to the Unit holder, and such Unit holder will be treated as realizing for federal income tax purposes an amount equal to the sum of the cash or the value of the Common Stock received in the exchange plus the amount of any Operating Partnership liabilities allocable to the applicable Units at the time of the transfer. The methodology used by the Operating Partnership to allocate its liabilities to the Unit holders, which is based on principles set forth in Treasury Regulations, will likely result in a varying amount of such liabilities being allocated to different Unit holders.

Accordingly, it is possible that Unit holders who hold an identical number of Units are allocated different amounts of liabilities of the Operating Partnership for federal income tax purposes. The determination of gain or loss will be based on the difference between the amount realized by the Unit holder as described above and the adjusted tax basis for such Units. The tax liability resulting from such gain could exceed the amount of cash received upon disposition. Generally, a Unit holder's adjusted basis for federal income tax purposes in his, her or its Units will be equal to the amount of money and fair market value of property he, she or it contributes to the Operating Partnership, plus (i) his, her or its allocable share of the liabilities of the Operating Partnership, plus (ii) his, her or its allocable share of the profits of the Operating Partnership, less (iii) distributions to such Unit holder by the Operating Partnership, less (iv) his, her or its allocable share of the losses of the Operating Partnership.

         REDEMPTION OF UNITS FOR CASH. If the Company does not elect to assume the Operating Partnership's obligation to redeem, and the Operating Partnership chooses to redeem a Unit holder's Units for cash that is not contributed by the Company to effect the redemption, the redeeming Unit holder would be treated as realizing an amount equal to the cash received plus the amount of the Operating Partnership liabilities allocable to the redeemed Units at the time of redemption. However, if the Operating Partnership redeems less than all of a Unit holder's Units for cash that is not contributed by the Company to effect the redemption, the Unit holder would (i) recognize taxable gain only to the extent that the cash, plus the amount of the Operating Partnership liabilities allocable to the redeemed Units, exceeded the Unit holder's adjusted basis in all of such Unit holder's Units immediately before the redemption, and (ii) not be permitted to recognize any loss realized on the redemption.

         REDEMPTION OF UNITS FOR COMMON STOCK. If the Company does not elect to assume the Operating Partnership's obligation to redeem, and the Operating Partnership redeems such Units for shares of Common Stock that the Company contributes to the Operating Partnership to effect such redemption, the redemption may be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction, although there is no authority that considers these facts in light of applicable legal precedent, and thus the matter is not certain. In that event, the redeeming Unit holder would be treated in the manner described in the preceding paragraph (i.e., as realizing an amount equal to the value of the shares of Common Stock received in the exchange plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption).

         If the redemption of the Units for Common Stock is not treated as a sale for tax purposes as described above, the distribution of the Common Stock to the Unit holder would, in general, be a taxable event only to the extent the amount of Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption exceeded the Unit holder's adjusted basis in his Units at the time of such redemption. However, a redemption for a payment of Common Stock that is effected within five years of (i) with respect to Unit holders who were former partners of Horizon Outlet Centers Limited Partnership (the "Horizon Partnership"), the consolidation of the Horizon Partnership and McG Outlet Centers Limited Partnership ("McArthur/Glen Operating

Partnership") effective as of July 14, 1995, or (ii) with respect to Unit holders who were former partners of the McArthur/Glen Operating Partnership, the date of the organization of the McArthur/Glen Operating Partnership, could result in the recognition of income to such Unit holder, in an amount equal to the lesser of (A) the excess of the value of the Common Stock received over the tax basis of the Unit holder in all of his, her or its Units, as such basis is reduced by the amount of such Unit holder's share of the Operating Partnership liabilities allocable to the redeemed Units or (B) the Unit holder's share of pre-contribution appreciation in assets previously contributed by such partner to such partner's PREVIOUS partnership (i.e., the Horizon Partnership or McArthur/Glen Operating Partnership) in exchange for an interest therein, determined as of the time of such contribution. Except as described below, a redemption for Common Stock that occurs more than five years after the above periods should generally result in no gain or loss to a redeeming Unit holder, except to the extent that gain would result if the Unit holder's share of the Operating Partnership's liabilities allocable to the redeemed Units exceeded the adjusted tax basis of the Unit holder in his, her or its Units immediately before the redemption.

         Moreover, even if gain is not recognized under the rules described in the immediately preceding paragraph, Code Section 731(c) could be applied to result in the recognition of gain to a Unit holder on the redemption of all or a portion of his Units in exchange for a payment of Common Stock. Under Code
Section 731(c), distributions of marketable securities generally are treated as cash distributions. In the case of the distribution of Common Stock pursuant to the exercise by a Unit holder of his Redemption Right, the Common Stock distributed would be considered to be marketable securities treated as cash, but in that case, under Code Section 731(c), the amount of gain that would otherwise be recognized by the distributee Unit holder would be reduced (but not below zero) by an amount equal to the excess of (i) the amount of gain that would have been allocable to such Unit holder under the Operating Partnership Agreement if all of the Common Stock had been sold by the Operating Partnership rather than distributed to the Unit holder pursuant to the exercise of the Redemption Right over (ii) such Unit holder's distributive share of the net gain attributable to such marketable securities held by the Operating Partnership after the distribution. Under this exception, a distribution consisting solely of Common Stock to a Unit holder in connection with the exercise of the Redemption Right may reduce, but may not eliminate, the taxable gain that would otherwise be recognized by the Unit holder as a result of such redemption.

TAXATION OF SHAREHOLDERS

         TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable United States shareholders out of current or accumulate earnings and profits (and not designated as capital gain dividends) will be taken into account by such United States shareholders as ordinary income and corporate recipients will not be eligible for the dividends received deduction. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

         In general, any loss upon a sale or exchange of Common Stock by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

         BACKUP WITHHOLDING. The Company will report to its United States shareholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be credited against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. See "-- Taxation of Foreign Shareholders."

         TAXATION OF TAX-EXEMPT SHAREHOLDERS. Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute "unrelated business taxable income" ("UBTI"), as defined in Code Section 512(a), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. Notwithstanding the foregoing, under certain circumstances, a pension trust owning more than 10% of the Company's Common Stock will be required to treat a percentage of its dividend income from the Company as UBTI. The applicable percentage is equal to the amount of gross income of the Company that would be treated as arising from an unrelated trade or business if the

Company were a pension trust, divided by the total gross income of the Company. This dividend provision will apply only if (i) the Company satisfied the five-or-fewer share ownership test described above only by relying on the special rule that treats beneficiaries of a pension trust as individual shareholders, as opposed to the trust itself, and (ii) either one pension trust owns more than 25% in value of the Company or a group of pension trusts individually holding more than 10% of the value of the Company collectively owns more than 50% of the value of the Company.

         TAXATION OF FOREIGN SHAREHOLDERS. The rules governing United States federal income taxation of non-resident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

         Distributions that are not attributable to gain from sales or exchanges by the Company of United States real property interests and not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as United States shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). The Company expects to withhold United States income tax at a rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a non-U.S. Shareholder to the extent that such distributions do not exceed the adjusted basis of the non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in the Company, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

         For any year in which the Company qualifies as a REIT, distributions that are attributable


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

to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain was effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to United States shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. The Company is currently required by applicable Treasury Regulations to withhold 34% of any distribution that could be designated by the Company as a capital gains dividend. This amount is creditable against the Non-U.S. Shareholder FIRPTA tax liability.

         Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as United States Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, then, as noted above, the Non-U.S. Shareholder will be subject to the same treatment as United States shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

OTHER TAX CONSIDERATIONS

         POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES. Prospective shareholders should recognize that the present federal income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Company.

         STATE AND LOCAL TAXES. The Company and its shareholders may be subject to state or

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


local taxation in various jurisdictions, including those in which it or they transact business or reside. The state or local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                              PLAN OF DISTRIBUTION

         The Selling Shareholder may offer and sell Resale Shares by means of the Prospectus in one or more transactions on the NYSE or otherwise, in special offerings, exchange distributions or secondary distribution pursuant to or in accordance with the rules of the NYSE, in negotiated transactions through the writing of options of the Resale Shares or a combination of such methods of sale; the selling price of the Resale Shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         The Selling Shareholder and any brokers or dealers that act in connection with the sale of Resale Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the sale of Resale Shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

         The Company will pay all of the expenses of the preparation, printing and filing of the Registration Statement, any amendments or supplements thereto, and prospectuses and revised prospectuses as required to cover the transactions covered hereby, as well as the Company's fees and disbursements of its counsel and accountants relating to the Registration Statement, but the Company is not obligated to pay any underwriting discounts and commissions, the legal fees and expenses of the Selling Shareholder or transfer taxes, if any, relating to the sale or disposition of Resale Shares by the Selling Shareholder.

         The Selling Shareholder may also resell shares of Common Stock in open market transactions pursuant to the resale provisions of Rule 144 under the Securities Act or in transactions otherwise permitted under the Securities Act.


                                  ERISA MATTERS

         The Company may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and a "disqualified person" under corresponding provisions of the Code with respect to certain employee benefit plans. Certain transactions between an employee benefit plan and a party in interest or a disqualified person may result in "prohibited transactions" within the meaning of ERISA and the Code, unless such transactions are effected pursuant to an applicable exemption. Any employee benefit plan or other entity subject to such provisions of ERISA or the Code proposing to invest in the Resale Shares should consult its legal counsel.


                                  LEGAL MATTERS

         Certain legal matters in connection with the Resale Shares, including the validity of the Resale Shares, will be passed upon for the Company by Rudnick & Wolfe, Chicago, Illinois. Attorneys of that firm who participated in the preparation of this Prospectus own a total of 4,100 shares of Common Stock.


                                     EXPERTS

         The consolidated financial statements and schedule of the Company incorporated by reference or included in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference or included therein and incorporated herein by reference. Such financial statements and schedule are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.